UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  Novmeber 15, 2007                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                        NEWS RELEASE - NOVEMBER 15, 2007

         AMERA OPTIONS LOMA COLORADA PORPHYRY COPPER-GOLD PROPERTY, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce that it has signed a Letter of Intent to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1500m east-west by 1200m north-south.

"Loma Colorada has excellent potential for a large-scale discovery", stated Nikolaos Cacos, President & C.E.O. "This project fits very well within the framework of our business model of constantly evaluating and enhancing our property portfolio with high potential projects."

The mineralization at Loma Colorada is hosted in a monzonite porphyry intrusive stock emplaced within stratified Cretaceous quartzite, argillite and andesite. The majority of the mineralized stock is covered by alluvial conglomerate that extends up to 50m thick and hosts exotic copper mineralization. Porphyry style alteration of the monzonite stock includes propylitic, argillic, phyllic (secondary biotite), sericitic and silicification. The mineralized porphyry hosts quartz stockwork, sheeted veins and disseminated sulfides displaying both oxide and sulfide copper minerals, including malachite, azurite, chrysacolla, tenorite, chalcocite and covelite along with pyrite.

Amera acquired a geochemical database for the property that includes gold and ICP multielement analyses of 315 surface rock chip, channel and colluvium composite samples collected across the Loma Colorada claim block. Rock samples were collected throughout the intrusive stocks and surrounding altered country rock. The results show consistently anomalous copper values ranging up to 1.07% copper along with elevated gold, silver, arsenic, molybdenum, lead and zinc. Due diligence sampling carried out by Amera confirm analyses reported in the property database. Basic statistics from the rock sample database are shown below:

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                Au ppm   Ag ppm   As ppm    Cu ppm    Mo ppm   Pb ppm   Zn ppm
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Samples          315       315     314        315       315      315       315
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Average        0.022      1.01     297        717        83      132       159
---------------------- ---------------------------------------------------------
Minimum       <0.005      <0.5      <5         29        <1       <2         3
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Maximum        0.902      44.4    9990     10,700       450     5480      6740
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The distribution and consistently elevated copper values combined with the style of alteration and mineralization indicate the Loma Colorada property is a large tonnage porphyry copper exploration target. Higher grade supergene and primary sulfide zones will be targeted at depth. Amera plans to aggressively explore the entire intrusive body. Since the property lies at moderate elevations (1050m to 2100m above sea level) exploration can be carried out year round. Amera plans to initiate exploration by constructing a four kilometre road, followed by dozer trenching, channel sampling, detailed geologic mapping, induced polarization
(IP) studies and drilling.

NEWS RELEASE                                                   NOVEMBER 15, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
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Under the terms of this Letter of Intent,  Amera may earn up to a 100% undivided interest in the Loma Colorada property by incurring US$1,400,000 in exploration expenditures and make US$490,000 in cash payments to the vendor over a three year period. The Company can exercise this option (i) at the beginning of the fourth year by making a further payment of US$2,500,000 and a 1% NSR or, alternatively, continue with the option for an additional 12-month period in exchange for a payment of US$400,000 and incurring a further US$3,000,000 in exploration expenditures; or (ii) at the beginning of the fifth year by making a payment of US$200,000 and funding a pre-feasibility study; or (iii) at the end of the fifth year by making a payment of US$5,000,000 and granting to the vendor a 2% NSR, whereby each 1% NSR can be purchased by the Company for US$1,000,000.

Samples reported on herein were analyzed by ALS Chemex, an internationally recognized analytical services provider. Peter C. Ellsworth, Licensed Geologist, a Qualified Person as defined by NI-43-101, has reviewed the analytical data on the property and has collected the check samples referred to herein. Dr. David
A. Terry, P.Geo., a director and officer of the Company and a Qualified Person as defined by NI 43-101 has reviewed the contents of this News Release.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 24